April 27, 2007

VIA EDGAR

Donald C. Hunt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biophan Technologies, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1 (“Form S-1”)
Filed March 26, 2007
File No. 333-13862

Dear Mr. Hunt:

This letter responds to comments contained in the Staff letter, dated April 20, 2007, addressed to Mr. Weiner, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.
We are unable to agree with the analysis in your response to comment 1. It appears that the terms of your private placement as they existed at the time you filed the registration statement have been changed based on the status of the pending registration statement. Therefore, please expand your response to analyze the materiality of any potential resulting liability.

Response:

We do not view a Forbearance Agreement which the parties entered into as a material deviation from the terms of the Private Placement and we maintain that the transaction had fully come to rest. Prior counsel Nixon Peabody, has eloquently explained the underlying rationale for this position. Notwithstanding the forgoing, the company will add a risk factor to the prospectus which addresses the materiality of any potential resulting liability arising from the forbearance agreement. The form of that risk factor is as follows:

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

WE MAY BE SUBJECT TO LIABILITY IN THE FORM OF A CLAIM FOR RESCISSION BY INVESTORS.

As a result of our Forbearance Agreement with certain investors dated February 16, 2007, the Securities and Exchange Commission may take the position that the Forbearance Agreement may have constituted an independent private placement at a time when we were in registration and as such we may not have had a valid exemption for such placement. Accordingly, the transactions emanating from the Forbearance Agreement could potentially subject us to liability in the form of a claim for rescission by such investors.

2.
We note from your response to prior comment 1 that this transaction is operating in substance as a primary offering of your securities through the selling shareholders. In this regard, we note that, when you were obligated to make cash payments on the notes, the parties elected to forbear the payments until you could issue freely tradable shares at a discount to the market price in lieu of the cash payments. We also note that the issuer, not only the investor, has the right to determine whether the notes will be converted into securities. In a primary offering by a company that is not eligible to use Form S-3, you should not file the registration statement for the “resale” offering until after conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). In the registration statement as refiled, you should identify the selling stockholders as underwriters and include a fixed price at which the underwriters will sell the securities for the duration of the offering.

Response:

The Company currently has 83,431,699 shares of common stock outstanding, of which 6,958,541 are held by affiliates. Accordingly, 76,473,158 shares are held by individuals or entities other than our affiliates. Therefore, the 24,591,491 shares included for registration in the Form S-1 represents 32.2% of its public float. This law firm has had extensive discussions with the SEC on the Staff’s interpretation of Rule 415. Specifically members of this firm met with Martin Dunn, David Lynn and Carol McGee of the office of Chief Counsel on December 6, 2006 at the SEC’s offices in Washington At the meeting Mr. Dunn reiterated Chief Counsel’s position that if a company were to register less than 33% of its outstanding float then the Staff would not take the position that that offering was primary rather than secondary. In this instance, since the Company is only registering 32.2% of its public float, which is below the 33% threshold, there should be no concerns with respect to Rule 415.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Moreover, we have understood that the Staff would give more leeway if no one investor could convert into more than 10% of the company’s float. In this instance please note that there are 10 investors with the largest investor being Iroquois Master Fund with an investment of $1.25 million. Other investors include Highbridge International, Centercourt Asset Management and Sandell Asset Management, which are all reputable funds, have invested even less. On a fully converted basis Iroquois would control only10% of the outstanding stock. In fact, by the terms of the securities acquired, none of the investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999)

Given the forgoing no one investor could exert undue influence over the Company, nor would the sale of stock by any one investor cause substantial dilution to existing sharesholders, which has been a primary goal of the Staff in its interpretation of Rule 415 and has been a mitigating factor in allowing companies to register more than the prescribed 33% of the out standing public float. Additionally, the fact that none of the investors have a relationship with one another may be considered another mitigating factor in allowing the Company to register 33% of its public float. Given that there are a broad number of investors and that the investors have no relationship to one another and that no one investor acquired more than 10% of the market capitalization in this transaction the Company should be permitted to register 32.2% of its public float as currently contemplated in this registration statement.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Furthermore, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The investors made a cash investment, and the Company has received the proceeds from the sale of securities to the investors. The investors have a contractual right to have the Company’s register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of six months ago. The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Lastly, on January 26, David Lynn participated in a in a panel discussion hosted by our firm in New York where further discussion was had regarding the commissions position on Rule 415. At the time Mr. Lynn reiterated the positions set forth above and indicated again that the Staff would be willing in certain circumstances to look favorably on extraordinary factors that may need to be considered in order to permit the registration of additional securities. We believe the Company has met these conditions. If the Staff’s position has since changed we have not been made aware of it.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Gregory Sichenzia
 Gregory Sichenzia

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com